December 11, 2013

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewLead Holdings Ltd.
Form 6-K
Filed November 6, 2013
File No. 001-32520

Dear Mr. Shenk,

As outside counsel to, and on behalf of, NewLead Holdings Ltd. (the “Company”), we respond as follows to the Staff’s legal comments dated November 26, 2013 relating to the above-captioned Report on Form 6-K (the “Form 6-K”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 6-K dated November 6, 2013

1. We note that the Company consulted with EisnerAmper LLP subsequent to the year ending December 2012 on the application of accounting principles to five completed transactions, some of which occurred in 2012 and others in 2013. Please provide us with additional information regarding such advice and EisnerAmper LLP’s related consultations. In this regard, tell us: 1) whether EisnerAmper LLP performed any management functions for the Company as a result of such accounting advice related to the 2012 and 2013 transactions, considering the Company’s material weakness in maintaining sufficient accounting resources with adequate training in the application of GAAP commensurate with the complexity of such transactions and 2) whether EisnerAmper LLP will find itself auditing its own work and accounting advice related to the January 4, 2013 transaction and/or any of the 2012 transactions.

Response

In response to the Staff’s comment, the Company respectfully advises the staff that EisnerAmper did not perform any management functions for the Company in its discussions regarding the application of accounting principles to the five specific transactions discussed in the Form 6-K filed on November 6, 2013. In connection with these discussions, the Company requested EisnerAmper provide relevant US GAAP standard references and discussion on how companies may apply them in similar situations. The actual research of the applicable standards was conducted, and the Company's position was formed, by Company's management. In the period prior to its engagement as auditor, EisnerAmper did not provide any other services to the Company outside of discussions about the five transactions disclosed. At all times throughout management’s consultation with EisnerAmper, management of the Company had responsibility for the proper accounting treatment for all items in its financial statements. In addition, the Company designated a management-level employee to oversee EisnerAmper’s services, evaluate the adequacy and results of the services performed and accept responsibility for conclusions based on the results of the services. At no point did EisnerAmper perform any management functions for the Company, nor did EisnerAmper participate, either manually or through its computer services, in the maintenance of basic accounting records or preparation of the Company’s financial statements. Further, EisnerAmper did not perform services through which it participated with management in operational decisions.

December 11, 2013

EisnerAmper has been engaged to audit the Company’s financial statements for the years ended December 31, 2013, 2012 and 2011. As discussed above, with respect to the five transactions identified in the Company’s report on Form 6-K filed on November 6, 2013, Eisner Amper was retained to provide guidance to management of the Company on relevant US GAAP standard references and how companies may apply them in similar situations. The application of the standards to the Company’s facts and circumstances, as was well as the appropriate final conclusions rested with the Company’s management. EisnerAmper was not consulted with regarding the actual recordation of those transactions in the Company’s financial statements nor in the disclosure of those transactions in the footnotes to the financial statements. Because EisnerAmper’s involvement was limited to providing accounting research and guidance, EisnerAmper will not be required to audit its own work related to the 2013 or 2012 transactions.

As is further discussed below, the Company’s accounting for the 2012 transactions described in the Company’s Form 6-K dated November 6, 2013 is the accounting reflected in the 2012 financial statements audited by PricewaterhouseCoopers S.A.

2. In addition, please provide further details and analysis about each of the five transactions, the accounting for which you consulted EisnerAmper LLP, and explain the basis for the ultimate accounting for the transaction. Confirm that the accounting for the 2012 transactions as described in the Form 6-K is the accounting reflected in the 2012 financial statements audited by PricewaterhouseCoopers S.A.

Company Response

Following is a discussion of the five transactions disclosed in the Company’s filing dated November 6, 2013 on Form 6-K, and the Company’s basis for accounting for the transactions. Included for your reference is the disclosures made by the Company in its Annual Report on Form 20-F for the year ended December 31, 2012. Attached as Exhibit C are four Memorandum reflecting the Company’s analysis of the transactions at issue, and for the fifth transaction, only a verbal analysis took place.

December 11, 2013

(1)	During 2012, the Company executed several contracts related to the creation of a coal supply and trading business in the United States to complement the Company's worldwide shipping operations. These contracts were for the purchase of thermal coal in the United States and the sale of such coal to purchasers in the United States, Europe and China.

The issue related to the proper accounting for such contracts. The Company’s view, after consultation with EisnerAmper, was that the contracts do not currently meet the definition of a derivative and therefore represent executory contracts that should be accounted for as purchases and sales of coal as such transactions occur.

The coal contracts are discussed in Note 25, Subsequent Events, of the Company’s December 31, 2012 Annual Report on Form 20-F, which states:

“g) Coal Sale Purchase Agreements (Sale Agreements)

During 2012, New Lead JMEG LLC, a joint venture affiliate of the Company, entered into three Sale Purchase Agreements with two parties to supply approximately $575,800 of thermal coal, located in Kentucky, USA, which are subject to a variation of 5-10% in agreed tonnage supply. On October, 25, 2012, two of those Sale Purchase Agreements to supply approximately $65,300 of thermal coal with the same third party were assigned from the buyers to another third party, according to an addendum to the Sale Purchase Agreements. As a result of the assignments, a new Sale Purchase Agreement was signed. The commencement period of the new agreement begins with the first shipment of coal which is expected to commence during the fourth quarter of 2013 or as otherwise agreed. Additionally, on April 23, 2013, New Lead JMEG LLC and the third party mutually agreed to cancel the third Sale Purchase Agreement to supply approximately $510,500 of thermal coal.

In January and February 2013, New Lead JMEG LLC also entered into three Sale Purchase Agreements with two third parties to supply approximately $806,100 of thermal coal, which are subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements to supply approximately $245,100 of thermal coal to one of the third parties due to the ongoing defaults by New Lead JMEG LLC under the agreements. The third Sale Purchase Agreement was orally terminated by both parties due to the ongoing defaults by New Lead JMEG LLC under the agreement. As of August 30, 2013, the buyers of all three Sale Purchase Agreements have not initiated any actions against New Lead JMEG LLC based upon such defaults.

December 11, 2013

There have been no purchases/sales pursuant to these agreements, and therefore no related accounting, through the date of this letter.

(2)	On December 18, 2012, the Company entered into an agreement to purchase:

1.	ownership of property in Kentucky and related mineral rights for $11 million in promissory notes payable on January 29, 2013.

2.	ownership and leasehold interests in property in Tennessee for $55 million of which $30 million was payable on or before February 15, 2013 with the balance payable on or before February 15, 2014.

As part of the agreement, the Company agreed to help facilitate the December 31, 2012 transfer of the Kentucky property between parties unrelated to the Company. In connection therewith, on December 28, 2012, the Company issued promissory notes aggregating $11 million payable on January 29, 2013. The Company issued the promissory notes to the Seller of the Kentucky property to facilitate the transfer as the Company had agreed to acquire the Kentucky property from the intermediate purchaser on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in the Kentucky property to secure repayment of the notes, but the Company did not receive an ownership interest in, or any control over, the Kentucky property.

The issue related to the proper accounting for these properties and the issuance of the promissory notes at December 31, 2012. The Company’s view, after consultation with EisnerAmper, was that the acquisition of the properties should be accounted for as business acquisitions upon the closing of the agreements when ownership and control transferred to the Company, which had not occurred at December 31, 2012, and that the issuance of the $11 million in promissory notes should be recorded as a liability at December 31, 2012 with a corresponding asset described as a deposit on coal property acquisition.

This transaction is disclosed in Note 5, Acquisitions, of the Company’s December 31, 2012 Annual Report on Form 20-F, which states:

“Acquisition of the Kentucky Property and Tennessee Property

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-Newlead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) the minority owners of Cypress and certain third parties (together the “Owners”) to purchase:

December 11, 2013

i.	the Kentucky property ownership and mineral rights for $11,000 in promissory notes payable in their entirety in January 29, 2013.

ii.	the Tennessee property ownership and leasehold interests for $55,000 ($30,000 payable on or before February 15, 2013 and $25,000 payable on or before February 15, 2014).

In connection with the acquisitions, the Company agreed to pay CCIM $3,000 in the form of common shares of NewLead (7,500,000 shares were issued on March 28, 2013) and a ten year warrant for $6,400 in common shares of NewLead, at an exercise price of $0.40 per share, for the assignment of the acquisition contracts to NewLead. In addition, on January 1, 2013, the Company agreed to issue to J Mining & Energy Group 42,500,000 common shares as a prepayment for its assistance in supervising, securing and executing the acquisitions. The shares were issued on March 28, 2013.

Based on the agreements executed with the Owners, the Company determined that as of December 31, 2012 there has been no exchange of assets, liabilities and ownership interests and the control of the properties will remain with the Owners until closing.

As part of the Williams-CCE-Newlead Holdings Asset Purchase Agreement (APA), the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Kentucky property between Williams and Kentucky in which Kentucky transferred its ownership and mineral rights in the Kentucky property to Williams (both Williams and Kentucky are unrelated parties to the Company). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500, $2,000 and $7,500, respectively, payable in their entirety on January 29, 2013. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire the Kentucky property from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Kentucky property to secure the repayment of the notes, but the Company did not receive an ownership interest in, or control over, the Kentucky property.

December 11, 2013

The promissory notes that were issued on December 28, 2012 in the amount of $11,000 are reflected under Promissory notes payable in the consolidated balance sheet. The related asset is reflected under Advance for acquisition of coal property in the consolidated balance sheet.

See Note 25 for recent developments relating to this acquisition.”

Footnote 25, Subsequent Events, states:

“f) Acquisition of Kentucky Property and Tennessee Property (refer to Note 5)

On February 12, 2013, the Company and the Owners agreed to extend the closing on the Kentucky property until no later than March 6, 2013, in exchange for $175 worth of restricted shares in the Company to be awarded at closing, and to extend the closing on the Tennessee property until no later than March 5, 2013, in exchange for $200 worth of shares in the Company to be awarded at closing.

On March 6, 2013, the sale was unable to close due to a lack of financing.

On March 18, 2013, the parties entered into a subsequent amendment (the “Kentucky Amendment”) to the agreement to acquire title and mineral excavation rights to approximately 7,695 acres of land in Kentucky, dated December 18, 2012 (the “Kentucky Agreement”), pursuant to which the parties agreed to further extend the closing date of the Kentucky Agreement, subject to the execution of certain definitive agreements and continued compliance by the Company with certain conditions. Under the terms of the Kentucky Amendment, the closing date was extended to February 18, 2014, but in no case later than promptly following a final commitment and closing of loans from a funding source to finance the remaining payments due by the Company. As consideration for this extension, the Company committed to (i) make and pay for certain improvements to the property in a minimum amount of $300, (ii) execute forbearance agreements with certain of the noteholders (the “Forbearance Agreements”), pursuant to which payments on the notes will be paid directly by the Company on a monthly basis, as discussed below, (iii) provide a non-refundable deposit of $400, (iv) provide a $175 cash payment in lieu of the Company stock not previously delivered in connection with a prior extension of the closing date and (v) deliver $175 of the Company’s stock. The Company is still evaluating the accounting to be followed in connection with the acquisition of this property.

December 11, 2013

The Forbearance Agreements provide that such noteholders will forbear from pursuing the rights and remedies available to them under the notes and the collateral security package until the earliest to occur of (a) the Company’s failure to comply in any respect with the obligations under the Forbearance Agreements, (b) the occurrence or discovery of an event of default under the Kentucky Agreement, as amended (the period beginning March 18, 2013 to the earliest of such dates being the “Forbearance Period”) or (c) February 18, 2014. Under the Forbearance Agreements, the Company was to pay to such noteholders monthly payments for a period of one year, with an aggregate of $400 per month due for the a three-month period, and approximately $1,100 due per month for nine-month period thereafter. Interest will accrue on these payments, until all principal on such notes have been paid, at rate of 10% per annum. Accumulated interest is not payable until the earlier of (i) the date of early payment of the principal amount of such notes or (ii) February 18, 2014. All amounts then-owing under the Kentucky Agreement, as amended, and the Forbearance Agreements will be accelerated and due in full upon the closing of a credit facility by the Company with a lending institution. The Company has been unable to meet the obligations under the Forbearance Agreements and the Kentucky Amendment, and is currently in default under such agreements. To date, the noteholders have not initiated any actions against the Company based upon the continuing defaults.

Except with respect to the specific existing events of default contemplated under the Forbearance Agreements, the Forbearance Agreements do not constitute a forbearance or waiver of the noteholders’ rights at any time, including during the term of the Forbearance Agreements, to enforce any and all rights and remedies held under the Kentucky Agreement, as amended, the notes, the Collateral Security Package, or any other related document between the parties. Following the end of the Forbearance Period or following any actions taken by the noteholders based upon the continuing defaults by the Company, continued forbearance will only occur upon written agreement by the noteholders, upon terms and conditions satisfactory to the noteholders and in their sole discretion. If such continued forbearance is not secured, the noteholders shall have the right to enforce any and all rights available to them, including recovery of the full amount of the obligations owed and foreclosure on collateral thereunder. The Company is seeking the financing to consummate this transaction to satisfy its obligations as soon as possible. However, the Company has already missed the original expected closing date, and there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable for damages and for any and all amounts owed.

December 11, 2013

On March 14, 2013, the Company entered into an amendment (the “Tennessee Amendment”) to the agreement to acquire ownership and leasehold interests in 18,335 acres in Tennessee containing coal and natural gas and other natural resources (the “Tennessee Agreement”), pursuant to which the Company was permitted to utilize the property through a one-year lease agreement, terminating February 15, 2014. The lease payments were to be $450 per month for a three-month period, followed by approximately $3,200 per month for the nine month period thereafter. The lease payments were applied towards reducing the amount of consideration owed by the Company under the Tennessee Agreement, as amended. The lease was to be terminated if any lease payment was not timely made. Further, upon any default under the lease, the Company must assign all rights under permits, mining contracts or other mining assets on the property to the seller of the property. The seller of the property was also be granted membership interests in the leasing party, our wholly-owned U.S. subsidiary, in order to secure obligations owed under the lease. Further, a portion of the Company’s obligation was evidenced by an approximate $23,000 on promissory note with a maturity date of February 15, 2015. The Company is still evaluating the accounting to be followed in connection with the acquisition of this property.

Under the terms of the Tennessee Amendment, the Company has also agreed to take all reasonable steps to secure financing to close the transaction as soon as possible, and will set a closing date as soon as practicable following a secure commitment of financing, but in any case before the end of the first year following the first lease payment under the Tennessee Amendment. Pursuant to the terms of the Tennessee Amendment, since the transaction has not closed by July 15, 2013, the remaining lease payments will now bear interest at a rate of 6% per annum, payable on the 15th date of each month, until closing occurs. Should closing not occur on or before March 15, 2014, the Tennessee Agreement, and any amendments thereto, shall terminate and be of no further force or effect. The Company has been unable to meet the obligations under the Tennessee Amendment, is currently in default under such agreement and no longer has the right to utilize the property. To date, the sellers have not initiated any actions against the Company based upon such continuing defaults. Because the Company has defaulted under the terms of Tennessee Amendment, in June 2013 the Company assigned all rights under permits, mining contracts or other mining assets on the property back to seller. While the Company intends to secure the financing to satisfy the Tennessee Agreement, as amended, there can be no assurance that such financing will be secured on favorable terms, or at all. If appropriate financing is not secured, the transaction will not close, and, unless alternative terms are negotiated, the Company may be liable to the parties for damages or any and all amounts owed under the agreements, which may adversely affect our business.”

December 11, 2013

Due to the financial difficulties experienced by the Company, the Company defaulted on these agreements and therefore has not closed on the acquisitions through the date of this letter and the promissory notes remain recorded as a liability on the Company’s financial statements.

(3)	On November 28, 2012, the Company agreed to terminate a capital lease obligation which arose in connection with a sale and leaseback of four dry bulk vessels in a prior year. As partial consideration to terminate the lease and extinguish the related obligation, the Company issued a note with a principal amount of $50 million due December 31, 2022, which bears interest at 4.5% per annum and is convertible into a variable number of the Company's common shares having an aggregate value at issuance of $62.5 million. The variable number of shares is based upon a 20% discount to the daily volume weighted average price of the Company's common shares during a 30 day consecutive trading day period.

The issue related to the proper accounting for the note. The Company’s view, after consultation with EisnerAmper, was that the note was being issued as partial consideration for extinguishment of debt (capital lease obligation) and represented a fixed monetary amount settleable by issuing a variable number of shares and should be recorded at fair value at date of issuance and thereafter. Any changes in fair value should be recognized in earnings.

The accounting for the note is discussed in Note 16, Senior Convertible Notes, of the Company’s December 31, 2012 Annual Report on Form 20-F, which states:

“(b) Senior Convertible 4.5% Note

In connection with the agreement with Lemissoler Maritime Company W.L.L. (refer to Note 17), on December 31, 2012, the Company issued $50,000 in aggregate principal amount of its notional 4.5% Senior Convertible Note due in 2022 to Prime (the “4.5% Note”). The 4.5% Note will bear interest at an annual rate of 4.5%, which is payable quarterly on March 1, June 1, September 1 and December 1 of each year (beginning on March 1, 2013), until maturity in December 2022 or earlier upon redemption, repurchase or conversion in accordance with its terms. At the option of the Company, subject to certain conditions, interest and principal payments may be satisfied by issuing additional common shares of the Company (rather than in cash).

December 11, 2013

The amount of shares to be paid is calculated by dividing (i) the per share amount equal to 80% of the arithmetic average of the daily volume-weighted average price (“VWAPs”) of the Company’s common shares for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the interest payment date into (ii) an amount equal to the total amount of cash such holder would receive if the aggregate amount of interest on the 4.5% Note was being paid in cash. The 4.5% Note is convertible, at a holder’s option, at any time prior to the close of business on the maturity date or earlier upon redemption or repurchase in accordance with its terms. The holder has the right to convert the principal amount of the 4.5% Note, or any portion of such principal amount which is at least $1 (or such lesser principal amount of the 4.5% Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable common shares of the Company (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of the 4.5% Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of the 4.5% Note being converted to the applicable conversion date plus (z) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable conversion date by (2) the Conversion Price (as defined below) in effect on the applicable conversion date. The Conversion Price means an amount equal to 80% of the arithmetic average of the daily VWAPs of the common shares of the Company for all of the trading days during the period of 30 consecutive trading days ending on and including the trading day immediately preceding the conversion date. If the holder does not convert the 4.5% Note prior to the maturity date, then so long as no certain events of default (“Events of Default”) or an event triggering a repurchase (“Repurchase Event”) has occurred and is continuing, the principal of and accrued interest on the 4.5% Note that is outstanding on the maturity date shall automatically convert, without further action by the holder, into common shares of the Company. The number of common shares issued by the Company to the holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on the 4.5% Note on the maturity date by (y) the Conversion Price then in effect.

December 11, 2013

The Company may redeem all or part of the outstanding principal amount of the 4.5% Note at any time, subject to certain conditions, at a redemption price in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note plus (2) accrued and unpaid interest on such principal amount to the redemption date plus (3) accrued and unpaid default interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in the 4.5% Note to the redemption date, subject to certain conditions specified in the 4.5% Note. If a Repurchase Event occurs, the holder will have the right, at the holder’s option, to require the Company to repurchase all of the 4.5% Note, or any portion thereof, on a repurchase date that is five business days after the date of the holder delivered its notice with respect to such Repurchase Event. The repurchase price will be an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of the 4.5% Note that the holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid default interest, if any, thereon at the rate provided in the 4.5% Note to the date of such repurchase. If an Event of Default shall have occurred, then the applicable interest rate shall be increased to 6.5% per annum during the period from the date of such Event of Default until the date no Event of Default is continuing. The Company may, at its option, subject to certain conditions, make any payments required to be made by the Company to the holder upon acceleration of the 4.5% Note by reason of certain Events of Default in common shares of the Company.

On the date of the issuance, the fair value of the 4.5% Note amounted to $62,500. As of December 31, 2012, the Company was not in compliance with certain covenants on this indebtedness.

The Company’s basis for its accounting was Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (ASC 480). Although convertible debt is specifically excluded from the provisions of ASC 480, share settled debt is within its scope because it in effect represents a prepaid forward or put of the debt for shares.

(4)	On July 2, 2012, the Company entered into an agreement with a related entity to exchange $124.9 million principal amount of convertible notes payable to the entity together with accrued interest into approximately 264.9 million common shares of the Company. The notes pursuant to their original terms were convertible into approximately 13.9 million common shares. The notes at the date of the exchange were carried net of a discount of approximately $66.4 million attributable to a beneficial conversion feature recognized upon the initial issuance of the notes.

The issue related to the proper accounting for the exchange of notes for common shares. The Company’s view, after consultation with EisnerAmper, was that the Company should recognize an inducement loss on the exchange measured by the fair value on the date of the exchange of common shares exchanged in excess of the fair value of the common shares issuable pursuant to the original conversion terms. In addition, the unamortized discount at the date of the exchange attributable to the beneficial conversion feature should be recognized as interest expense.

December 11, 2013

The accounting for the exchange of notes for common shares is discussed in Note 16, Senior Convertible Notes, of the Company’s December 31, 2012 Annual Report on Form 20-F, which states:

“(a) Senior Convertible 7% Notes

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% Notes. The 7% Notes were convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009, between the Company and Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.), and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers.

All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Piraeus Bank (as the successor of Cyprus Popular Bank Public Co. Ltd.) $20,000 of the proceeds of the 7% Notes were used to partially repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contained certain covenants, including, among others, limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. The Investment Bank of Greece also received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, in connection with advisory services provided by the Investment Bank of Greece to the Company.

December 11, 2013

In November 2009, Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s Chairman, Chief Executive Officer and member of the Company’s Board of Directors, converted $20,000 of the 7% Notes into approximately 2.22 million new common shares of the Company. In connection with the Restructuring of NewLead’s debt, on July 2, 2012, the Company entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124,900 of the 7% Notes, together with interest accrued thereon and future interest payment and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. Under the agreement with Focus Maritime Corp., the Company may not allow debt to equity conversions on more favorable terms to other debtors. As of December 31, 2012, Investment Bank of Greece retained $100 outstanding principal amount of the 7% Notes.

The Company recorded a BCF totaling $100,536 as a contra liability (discount) that had to be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the year ended December 31, 2012, $71,561 of the BCF was amortized and reflected as interest expense in the statement of operations ($8,161 for the year ended December 31, 2011, and $5,942 for the year ended December 31 2010). In addition, as a result of the agreement with Focus Maritime Corp., the Company recorded an inducement loss of $293,109, which is included in Loss on extinguishment of convertible notes. Accordingly, in the aggregate, $100 and $125,000 of the 7% Notes remained outstanding as at December 31, 2012 and December 31, 2011, respectively.”

The Company’s basis for its accounting was ASC 470-20, Debt with Conversion and Other Options. Specifically, the extinguishment of the 7% Notes was accounted for as an Induced Conversion of a Convertible Security because the number of securities offered to settle the debt was in excess of the number of securities that would have been issued to settle the debt based on its original conversion terms.

(5)	On January 4, 2013, the Company executed two stock subscription agreements for the sale of a total of 258,536,585 shares of the Company's common stock at $.82 per share. In lieu of cash payment for the shares, the Company agreed to accept a minimum of 3,750 grams of nickel wire that was refined to specified standards. Pursuant to the nickel purchase agreement, the value of the nickel wire delivered pursuant to the agreement was required to be at least $212 million.

The issues related to the proper accounting for the issuance of the shares and the subsequent accounting for the nickel wire. The Company’s view, after consultation with EisnerAmper, was that the Company should record the transaction at either the fair value of the nickel wire received or the fair value of the shares issued, whichever is more reliably measurable. In addition, the Company should account for the nickel wire as inventory and carry it at the lower of cost, as established upon issuance of the shares, or market.

December 11, 2013

A discussion of the Nickel Wire transaction is in Note 25, Subsequent Events, of the Company’s December 31, 2012 Annual Report on Form 20-F, which states:

“d) Nickel Wire Transaction

On January 4, 2013, the Company, under a Nickel Purchase Agreement, acquired 3,750 grams of nickel wire (the “Nickel”) from N.M. Kandilis S.A. in exchange for 258,536,585 newly issued common shares of the Company. The shares were issued on March 1, 2013. The Nickel Purchase Agreement stated that the respective shares will be delivered for Nickel with a value of at least $212,000. In connection with the Nickel Purchase Agreement, two affiliates of N.M. Kandilis S.A., Vasileios Telikostoglou and Essential Holding LTD, entered into lock-up agreements with respect to the common shares of the Company to be issued under the Nickel Purchase Agreement. These lock-up agreements provided, among other things, that if the Nickel was not monetized within eighteen months of the date of the Nickel Purchase Agreement, then the lock-up agreements would be considered null and void and the shares would be cancelled. These affiliates also agreed in the lock-up agreements that if the Nickel was sold at a reduced price of at least a 45% discount of the agreed contractual sale price under the Nickel Purchase Agreement, the number of shares would be adjusted pro rata. The Company intended to use the investment of Nickel to provide collateral for loans funding its capital-intensive activities and to provide a platform upon which to execute its diversified growth strategy.

Following Company’s entry into the Nickel Purchase Agreement, PricewaterhouseCoopers Auditing Company S.A. (“PwC”), asked the Company’s audit committee to (i) conduct an investigation of the transaction between us and N.M. Kandilis S.A. within the scope of Section 10A of the Securities Exchange Act of 1934, as amended, (ii) investigate the origin of the Nickel, including its transfer from a Russian entity, its importation into the United Kingdom, the manner of its clearance through UK customs and whether N.M. Kandilis S.A. had proper title to the Nickel to effect the transaction, (iii) assess and report on the integrity of the Company’s management regarding the acquisition of the Nickel, (iv) assess whether the Company acquired legal ownership and good title of the Nickel and (v) advise as to any appropriate remedial action to be taken. The audit committee agreed with PwC’s request, and hired Debevoise & Plimpton LLP (“Debevoise”) to conduct the investigation.

December 11, 2013

The reports the Company had received from experts in the metals market, and used in connection with the closing of the Nickel transaction, valued much smaller quantities of nickel wire than the amount bought by the Company and the $212,000 valuation was an extrapolation derived by the Company’s management from the value of the Nickel per meter. While the investigation was ongoing, PwC hired a third party valuation analyst to perform an independent fair value analysis of the Nickel. The third party valuation analyst determined that the Nickel’s value was substantially less than the $212,000 in common shares paid as consideration for the Nickel. This substantially lower value was up to a 99% discount of the valuation used for the January 4, 2013 transaction. The Company believes the difference was partially due to a substantial illiquidity discount being placed on the Nickel due to the very large amount acquired. Further, the Company believes that prices received from the sale of the Nickel depend upon the country in which it is sold as well as the method of sale used. Company’s attempts to use the Nickel as collateral following its acquisition convinced the Company that it would be challenging to accomplish a sizable transaction due to the illiquid market.

Pursuant to a July 31, 2013 report to the audit committee, Debevoise concluded as follows:

1.	It could not definitively confirm the source of the Nickel and did not see satisfactory documentation demonstrating the sale from its original manufacturer to N.M. Kandilis S.A. Although an investigator hired by Debevoise confirmed that certain Russian companies mentioned in the course of the investigation do manufacture nickel wire of similar characteristics to the Nickel in question, Debevoise noted that significant questions remain as to the way in which it was acquired. Debevoise further noted that, notwithstanding this, it did not identify any evidence of wrongdoing on the part of the Company’s management or any indication of wrongdoing on the part of N.M. Kandilis S.A.’s representative with whom the Company interfaced in connection with the Nickel transaction.

2.	The Company’s management undertook limited due diligence in relation to the parties involved in the Nickel transaction, and tried to improve the documentary record after the transaction. This, for example, involved back-dating documents and seeking written assurances and affidavits from several persons involved, though it appeared that this was done in an attempt to properly document the transaction, as opposed to being intentionally done to deceive investors or other parties. Notwithstanding these matters, Debevoise did not find any evidence to suggest any wrongdoing on the part of the Company’s management, nor did it find any evidence that the Nickel transaction was done for potentially improper purposes.

December 11, 2013

3.	It would be advisable for the Company’s management to undertake enhanced due diligence on any transaction outside its ordinary course of business, such as the Nickel transaction.

As discussed in the disclosure excerpt, because the Nickel Wire transaction was executed and cancelled within the six month period ended June 30, 2013, no accounting was necessary for the transaction.

And lastly, the accounting for the 2012 transactions discussed above and as described in the Form 6-K is the accounting reflected in the 2012 financial statements audited by PricewaterhouseCoopers S.A.

3. Please provide us with a supplemental copy of PricewaterhouseCoopers Auditing Company S.A.’s Exhibit 16 letter.

Response:

Per the Staff’s request, attached as Exhibit A hereto is a draft copy of PricewaterhouseCoopers Auditing Company S.A.’s Exhibit 16 letter in the form provided by PricewaterhouseCoopers Auditing Company S.A. it is in draft form as this letter is expected to be filed in conjunction with the Company’s Annual Report on Form 20-F in early 2014, and until PricewaterhouseCoopers can view the disclosures in such Form 20-F, it can only provide a draft of such letter.

Attached as Exhibit B to this letter are the representations from the Company requested by the Staff.

December 11, 2013

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Form 6-K, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

     Todd E. Mason

Exhibit A

DRAFT

XXX, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by NewLead Holdings Ltd. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F, as part of the 2013 annual report on Form 20-F dated XXXX , 2014. We agree with the statements concerning our Firm in such

Form 20-F.

Very truly yours,

PricewaterhouseCoopers S.A.

Exhibit B

OFFICER’S CERTIFICATE

December 11, 2013

I, Michail Zolotas, duly appointed Chief Executive Officer of NewLead Holdings Ltd. (the “Company”), pursuant to the Staff’s request in its letter dated November 26, 2013, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Michail Zolotas
Michail Zolotas

Exhibit C

The following discussion represents NewLead Holdings Ltd.’s (the Company) accounting analysis of the transaction described in the Subject line. EisnerAmper LLP provided guidance to management of the Company on relevant US GAAP standard references and how companies may apply them in similar situations. The application of the standards to the Company’s facts and circumstances, as well as the appropriate final conclusion, rests with the Company’s management.

to:	antonis Bertsos

from:	Robert G. Hilbert

subject:	accounting for shares sales

date:	February 21, 2013

cc:	vivian m. pun

Issue:

What are the appropriate accounting considerations for NewLead Holdings Ltd.’s (the Company) recent stock sale of approximately 259 million shares of the Company’s stock in exchange for 3,750 grams of .025 mm diameter Nickel wire.

Background:

On January 4, 2013, the Company executed two stock Subscription Agreements for the sale of a total of 258,536,585 shares of the Company’s stock at $.82 per share. In lieu of cash payment for the shares, the Company agreed to accept a minimum of 3,750 grams of nickel wire that is refined to standards meeting or exceeding those set forth in Annex A to the Nickel Purchase Agreement. Pursuant to the Nickel Purchase agreement, the value of the Nickel wire delivered pursuant to the agreement was required to be at least $212 million, which is the product of the number of shares sold (258,536,585 shares) multiplied by the stock price per share in the agreement ($.82).

In payment for the stock, the investor actually delivered nickel wire to a public warehouse company in London, Pickford North Holdings. Based on documentation the Company obtained from Pickford on January 4, 2013, Pickford confirmed holding Nickel wire inventory and that Pickford was storing Nickel wire under the name of the Company. See correspondence at Exhibit 1.

Accounting Considerations:

Question 1: What is the appropriate US GAAP accounting reference for the sale of approximately 259 million shares of the Company’s stock in exchange for 3,750 grams of .025 mm diameter Nickel wire?

Discussion: The appropriate accounting guidance for share-based payment transactions is ASC 505-50 Equity Based Payments to Non-Employees. Paragraph 15-2 of ASC 505-50 provides the scope of that Subtopic and states:

The guidance in this Subtopic applies to the following transactions, with specific exceptions noted below1:

a. All share-based payment transactions2 in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to a goods or service provider that is not an employee in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or that require or may require settlement by issuing the entity’s equity shares or other equity instruments. The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.

Paragraphs 25-1 through 25-10 of ASC 505-50, provide the following guidance as it relates to the recognition of share-based payment transactions (in this instance where shares were issued in exchange for a commodity, Nickel wire):

25-1 This Section addresses when to first recognize an exchange transaction that involves an equity instrument as one part of the exchange and in which the recipient of the equity instrument is not an employee.

25-2 Transactions in which equity instruments are issued in exchange for the receipt of goods or services may involve a contemporaneous exchange of the equity instruments for goods or services or may involve an exchange that spans several financial reporting periods. Furthermore, by virtue of the terms of the exchange with the counterparty, the quantity and terms of the equity instruments to be issued may be known or only known within a range when the transaction arrangement is established. This Section addresses the recognition approach for any of these transactions if the counterparty to the transaction is other than an employee.

1 The scope exceptions referenced are in paragraphs 15-3 of ASC 505-50, which states:

The guidance in this Subtopic does not apply to the following transactions:

a. Transactions with individuals meeting the definition of an employee

b. Transactions with employee stock ownership plans

c. Transactions involving equity instruments either issued to a lender or investor that provides financing to the issuer or issued in a business combination.

None of the above scope exceptions applies to the transaction discussed above.

2 Share-based payment transaction is defined as: A transaction under a share-based payment arrangement, including a transaction in which an entity acquires goods or services because related parties or other holders of economic interests in that entity awards a share-based payment to an employee or other supplier of goods or services for the entity’s benefit. Also called share-based compensation transactions.

2

25-3 The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured.3

25-4 This guidance does not address the period(s) or the manner (that is, capitalize versus expense) in which an entity granting the equity instrument (the purchaser or grantor) shall recognize the fair value of the equity instruments that will be issued, other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same period(s) and in the same manner as if the grantor had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.

25-5 In the situation in which an entity is the recipient (the goods or service provider or grantee) of the equity instrument, this guidance also does not address when revenue is recognized other than to require that a liability (deferred revenue) or revenue be recognized in the same period(s) and in the same manner as it would if the grantee was to receive cash for the goods or services instead of the equity instruments.

25-6 A grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services. Nevertheless, the goods or services themselves are not recognized before they are received.

25-7 If fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505-50-45-1) depends on the specific facts and circumstances. Section 505-50-30 provides guidance on the determination of the measurement date for transactions that are within the scope of this Subtopic.

3 Based on review of the Share Subscription and Nickel Purchase Agreements, there appears to be no other rights or obligations in the contracts outside of the transfer of shares by the Company in return for the receipt of Nickel wire by the investor.

3

25-8 An entity may grant fully vested, nonforfeitable equity instruments that are exercisable by the grantee only after a specified period of time if the terms of the agreement provide for earlier exercisability if the grantee achieves specified performance conditions. Any measured cost of the transaction shall be recognized in the same period(s) and in the same manner as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments.

25-9 A recognized asset, expense, or sales discount shall not be reversed if a stock option that the counterparty has the right to exercise expires unexercised.

25-10 A grantor shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs 718-10-25-6 through 25-19. As the goods or services are disposed of or consumed, the grantor shall recognize the related cost. For example, when inventory is sold, the cost is recognized in the income statement as cost of goods sold, and as services are consumed, the cost usually is recognized in determining net income of that period, for example, as expenses incurred for services. In some circumstances, the cost of services (or goods) may be initially capitalized as part of the cost to acquire or construct another asset, such as inventory, and later recognized in the income statement when that asset is disposed of or consumed.

Considering the above guidance, and in particular paragraph 25-7, and the guidance in paragraphs 30-10 through 30-13, because the Company appears to have issued fully vested, nonforfeitable equity instruments on January 4, 2013 and received the Nickel wire inventory on the same date, the Company and the investors have:

•	entered into an agreement for goods or services, and

•	no specific further performance is required by the investor to retain those equity instruments

Given this, a measurement date has been reached. The Company then analyzed the guidance in paragraphs 718-10-25-6 through 25-19, noting the shares issued contained no further performance or service obligations, or embedded call or put options. Given this, the shares issued in return for the Nickel wire qualify for equity accounting treatment. Therefore, the Company should recognize the equity instruments, as equity, when they are issued (in this case January 4, 2013).

4

Question 2: At what value should the Company record the sale of approximately 259 million shares of the Company’s stock in exchange for 3,750 grams of .025 mm diameter Nickel wire?

Discussion: Paragraph 505-50-30-6 of ASC Topic 505 provides that the fair value for share-based payments should be determined based on either the fair value of the goods or services received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Given the nature of the items exchanged, publicly traded Company shares exchanged for a commodity (Nickel wire), fair values can be obtained for both sides of the transaction. The following analysis evaluates the relative reliability of the fair value measurements for each item:

Value of Nickel Wire Received:

The nickel wire purchased by the company in return for the issuance of public stock is a specialized, manufactured product that greatly increases its value over the base commodity nickel price. Specifically, the purity of the Nickel, and the diameter of the wire (0.025 mm), results in a significantly higher retail price for the wire than similar nickel containing products that are not manufactured to such diameter and purity standards. Because of the specialized nature of the Nickel wire, the Company has obtained an assay and laboratory analysis report from IGAS research (IGAS), an international assaying service, that the purity of the nickel wire is 99.87% pure. See Exhibit 2.

In connection with the analysis performed by IGAS, the Company also obtained a price per meter for the nickel wire from IGAS of approximately 211.47 Euros as of January 7, 2013. To calculate the number of meters of Nickel wire received in the share transaction, the following formula is required:

Grams per Meter:	.0044
Number of Grams Received:	3,750

3,750 / .0044 = 852,273 meters received

Given the above price of 211.47 Euros per meter, and 852,273 meters received, the total value of the nickel wire received was 180,230,114 Euros. This translates to US $238,624,670 using an exchange rate of 1.324 USD to 1 Euro.

5

Because of the specialized nature and the high value of the nickel wire, the Company obtained additional prices from two other sources. The prices obtained, and corresponding values, are summarized below:

Nickel wire, 0.025mm 99.98%

			VWR	Fisher Scientific
	Alfa.com	IGAS	manufacturer is Alfa	manufacturer is Alfa
Grams per Meter	0.0044	0.0044	0.0044	0.0044
Meters per Gram	227	227	227	227

Number of Grams	3,750	3,750	3,750	3,750
Number of Meters	852,273	852,273	852,273	852,273
Price per Meter	€284.00	€211.47	€198.97	€240.69
Price	€242,045,455	€180,230,114	€169,572,662	€205,137,668

FX	1.324	1.324	1.324	1.324
USD Price per Meter	$376.02	$279.99	$263.43	$318.68
Price	$320,468,182	$238,624,670	$224,514,205	$271,602,273

During its research for pricing and fair value purposes, the Company noted the prices obtained above, including the price obtained by IGAS, appear to be full retail prices for the sale of 99.98% pure .025 mm diameter nickel wire in smaller batches. Retail prices were used because they represent the only publicly available observable prices for nickel wire of this quality. Because the Company now holds such a large quantity of the wire, it would appear a liquidity/marketability discount would be necessary to adjust the full retail price down to a price the Company would actually receive in a transaction involving either the entire batch or smaller segments of the batch.

To determine an appropriate liquidity/marketability discount, the appropriate unit of account for the wire must be determined. It would appear the appropriate unit of account is somewhere between, and including 1 meter and 852,273 meters of nickel wire. Although prices were obtained on a per meter price, given the nature of the commodity and the purchasing practices of the users of such wire, the unit of account would probably be higher than a one meter segment (e.g. users/purchasers of Nickel wire probably do not buy such inventory in one meter pieces). Given the wire is broken into 84 bobbins, the appropriate unit of account may be one bobbin of wire. That means the liquidity/marketability discount would probably be applied at the bobbin level.

Determining the appropriate liquidity/marketability discount for a somewhat illiquid commodity is difficult and therefore lowers the reliability of the fair value determined after the application of the discount. Given that, the fair value of the stock may be the more readily determinable.

6

Value of Common Stock Issued:

The Company’s common stock is traded in the United States on the NASDAQ GS. The volume of trades varies somewhat with an average 3 month volume over 500,000 shares per day. Such a trading volume results in the NEWL stock as being considered liquid and represents an active market as that term is used in ASC Topic 820 Fair Value Measurements and Disclosures. Given the liquidity of the shares, an analysis must be done to determine the appropriate price to use for measuring the fair value of the shares issued in exchange for the nickel wire.

The Company obtained the following market information for its common shares around the time of the stock sale transaction:

NewLead Holdings Ltd.

						Adj
Date	Open	High	Low	Close	Volume	Close

1/2/2013	0.4	0.45	0.34	0.43	5300	$0.43
1/3/2013	0.45	0.45	0.38	0.44	12800	$0.44
1/4/2013	0.46	0.79	0.45	0.72	119100	$0.72
1/7/2013	0.72	0.9	0.65	0.81	174700	$0.81
1/8/2013	0.81	0.83	0.7	0.7	30500	$0.70
1/9/2013	0.8	2	0.79	1.87	683700	$1.87

As noted above, there are significant variations in the market price for the stock during the period preceding the above referenced share transaction, on the date of the transaction (January 4, 2013) and in the period after the share transaction. The Company notes this variability also exists in the intra-day prices in the above periods. That being said, the price most consistent with the underlying concepts of ASC Topic 820 appears to be the closing price on the date of the transaction, $.72.

This is lower than the price referenced in the agreement of $.82. However, ASC Topic 820 generally requires fair value of marketable equity securities be measured at the applicable market price on the day of the transaction when quoted prices in active markets for identical assets exist.

As discussed above, paragraph 505-50-30-6 of ASC Topic 505 provides that the fair value for share-based payments should be determined based on either the fair value of the goods or services received or the fair value of the equity instruments issued, whichever is more reliably measurable. Based on the above discussion and analysis, the fair value of the stock issued appears more reliably measurable.

7

Assuming the recognition guidance discussed in Question 1, and the fair value concepts discussed in Question 2, the Company’s recent stock sale of approximately 259 million shares of the Company’s stock in exchange for 3,750 grams of .025 mm diameter Nickel wire would result in the following entry on January 4, 2013:

Dr.	Other Assets – Nickel Wire	$186,146,341
	Cr. Common Stock	$2,585,366
	Cr. APIC	$183,560,975

Question 3: How should the Company subsequently measure the 3,750 grams of .025 mm diameter Nickel wire?

Discussion: The Company believes the nature of the Nickel wire investment is most similar to an inventory asset. The Nickel wire is not held as a long-lived asset that will be used to produce cash flows through a manufacturing process. Further, the concept of depreciation for the Nickel wire investment is not applicable. Lastly, the Nickel wire investment does not fit in any applicable Industry Guide and it is not a financial asset. The nature of the Nickel wire investment is that it can be sold, in total in or smaller lots, over a period of time to realize cash inflows. Given all of the above, inventory accounting appears the most appropriate. Inventory accounting is governed by ASC Topic 330. In general, inventory accounting will require the Company to carry the Nickel wire at lower of cost or market. The lower of cost or market test prescribed in ASC Topic 330 will be required on a periodic basis, and at minimum at each of the Company’s reporting dates.

Prepared by:

Robert G. Hilbert

8

The following discussion represents NewLead Holdings Ltd.’s (the Company) accounting analysis of the transaction described in the Subject line. EisnerAmper LLP provided guidance to management of the Company on relevant US GAAP standard references and how companies may apply them in similar situations. The application of the standards to the Company’s facts and circumstances, as well as the appropriate final conclusion, rests with the Company’s management.

to:	antonis Bertsos

from:	Robert G. Hilbert

subject:	accounting for Coal Purchase and Sale Agreements

date:	March 15, 2013

cc:	vivian m. pun

Issue:

What are the appropriate accounting considerations for the coal supply agreements executed by New Lead Holdings Ltd. and its subsidiary New Lead JMEG LLC (the Company)?

Background:

During 2012, the Company executed several contracts related to the creation of a coal supply and trading business in the US to complement the Company’s worldwide shipping operations. Included in these contracts are agreements to purchase and sale US Steam Coal in the United States and internationally. Based on the agreements executed, some of the coal will be sold to purchasers in the US (FOB Shipping point in Louisiana or Virginia) and some will be shipped to points in Europe and China (FOB Destination).

Exhibit I to this memo provides a summary of the contracts executed by the Company during the year related to its coal operations.

For purposes of this memo, following is a brief summary of the coal supply agreements:

•	On April 9, 2012, New Lead JMEG LLC, a subsidiary of NewLead Holdings Ltd, entered into a sales purchase agreement with Highland Energy LLC to purchase Kentucky USA, Thermal Coal 12,300 BTU/lbs. at USD $32.50/ST FOB truck/rail car at mine site, Corbin, Kentucky with contract quantity as follows: 55,000 short tons ("ST") for initial shipment, plus 116,000 ST every month thereafter multiple by 12 total to 1,392,000 ST plus 55,000 ST initial totaled to 1,447,000 ST for the period of one year and one month following the earlier of the first shipment or the date the first shipment is required under this agreement, increase volume to 1,980,000 ST/year for the following 4 years.

•	On April 9, 2012, New Lead JMEG LLC, a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement with Highland Energy LLC to purchase Kentucky USA, Thermal Coal 10,800 BTU/lbs. at USD $27.75/ST FOB truck/rail car at mine site, Corbin, Kentucky with contract quantity as follows: 55,000 short tons ("ST") for initial shipment, plus 116,000 ST every month thereafter multiple by 12 total to 1,392,000 ST plus 55,000 ST initial totaled to 1,447,000 ST for the period of one year and one month following the earlier of the first shipment or the date the first shipment is required under this agreement, increase volume to 1,980,000 ST/year for the following 4 years.

•	On March 27, 2012, New Lead JMEG LLC (“NLJMEG”), a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement (“SPA”) with IPC Int'l Petroleum Corporation (“IPC”) to sell Kentucky USA, Thermal Coal 12,300 BTU/lbs. min 11,340 BTU/lbs. at USD $54.50/ST FOB truck/rail car at mine site, Corbin, Kentucky with contract quantity as follows: 55,000 short tons ("ST") for initial shipment, plus 116,000 ST every month thereafter multiple by 12 total to 1,392,000 ST plus 55,000 ST initial totaled to 1,447,000 ST for the period of one year and one month following the earlier of the first shipment or the date the first shipment is required under this agreement, increase volume to 1,980,000 ST/year for the following 4 years. On December 13, 2012, IPC requested and NLJMEG agreed to accept an assignment of the SPA to a new entity within a period of five months and subject to such an assignment, waive any of their rights arising under the SPA.

•	On April 6, 2012, New Lead JMEG LLC (“NLJMEG”), a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement (“SPA”) with CMC-ICT International Commodity Trade NV & Partners (“CMC”) to sell Kentucky USA, Thermal Coat 10,800 BTU/lbs. at USD $47.50/ST FOB truck/rail car at mine site, Corbin, Kentucky with contract quantity as follows: 55,000 short tons (“ST”) for trial, plus 55,000 ST for one month, then 110,000 ST every month thereafter for 5 months total to 660,000 ST. On October 25, 2012, both parties entered into addendum No. 1 where CMC requested and NLJMEG accepted an assignment of the SPA to Encor Overseas Ltd of BVI within a period of one month and subject to such an assignment, waive any of their rights arising under the SPA.

•	On April 10, 2012, New Lead JMEG LLC (“NLJMEG”), a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement (“SPA”) with CMC-ICT International Commodity Trade NV & Partners (“CMC”) to sell Kentucky USA, Thermal Coal 10,800 BTU/lbs. at USD $47.50/ST FOB truck/rail car at mine site, Corbin, Kentucky with contract quantity as follows: 55,000 short tons ("ST") for trial, plus 55,000 ST every month thereafter multiple by 12 total to 660,000 ST. On October 25, 2012, both parties entered into addendum No. 1 where CMC requested and NLJMEG accepted an assignment of the SPA to Encor Overseas Ltd of BVI within a period of one month and subject to such an assignment, waive any of their rights arising under the SPA.

2

•	On November 12, 2012, New Lead JMEG LLC, a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement with Encor Overseas Ltd. to sell Kentucky, West Virginia & Alabama USA Thermal Coal at USD $89.00/ton on FOB basis with contract quantity as follows: 60,000 MT +/- 10% trail shipment at Buyer’s option, if both parties are satisfied and signed an addendum to this contract after the trial shipment is fully completed, fully completed means that vessel arrived at discharging port and the coal is received by the buyer, following shipments schedule will be as per Clause No.6 on the agreement.

•	On February 1, 2013, New Lead JMEG LLC, a subsidiary of NewLead Holdings Ltd, also entered into a sales purchase agreement with RAG Verkauf GmbH, Herne, Germany to sell US Steam Coal at US$ 100.00 /MT CIF Jingtang Discharge Port based on 6,000 kcal/kg net as received and subject to quality adjustment with contract quantity as follows: 130,000 MT +/- 10% Loading latest 22nd March 2013 with exact shipping date to be mutually agreed between buyer and seller and additional shipment of 150,000 MT +/-10% per month from following month of trial shipment until the end of 2013.

For analysis purposes, following is a summary of these purchases and sales:

	Purchase			Sales
Products	Quantity	Price (USD/ST)	From	Quantity	Price (USD)		To
Kentucky USA, Thermal coal 12,300 BTU/lbs	1,447,000 ST	$32.50	Highland Energy LLC	1,447,000 ST	$54.50	per ST	IPC lnt' l Petroleum Corporation
Kentucky USA, Thermal coal 10,800 BTU/lbs	1,447,000 ST	$27.75	Highland Energy LLC	660,000 ST	$47.50	per ST	CMC-ICT International Commodity Trade NV & Partners
Kentucky USA, Thermal coal BTU/lbs	Note 1			660,000 ST	$47.50	per ST	CMC-ICT International Commodity Trade NV & Partners
Kentucky, West Virginia & Alabama USA Thermal Coal	Note 1			60,000 MT +/- 10%	$89.00	per Ton	Encor Overseas Ltd.
US Steam Coal	Note 1			1,480,000 MT	$100.00	per MT	RAG Verkauf GmbH, Herne, Germany

Note 1 - Quantities agreed to be sold covered with Inventories on hand.

Note 2 - Quantities agreed to be sold will be covered from the spot market or future new contract

3

Accounting Considerations:

The coal supply agreements are simple supply and purchase contracts for US Steam Coal which requires physical delivery over a period of 5 years. However, because the subject of the contracts, coal, is a commodity, an analysis of the contracts relative to ASC Topic 815, Derivatives and Hedging must be performed.

For accounting analysis purposes, following are some key terms in the agreements that may have an accounting impact:

•	Each contract requires physical delivery. There are terms in each contract for rejection of shipments, however these terms are limited to rejection due to quality problems with the coal delivered (outside of BTU and other specification limits).

•	Each contract has a fixed quantity to be purchased or sold with a 10 percent variance typical in commodity contracts.

•	Each contract contains a fixed price. However, each of the contracts contains a price adjustment clause that allows for adjustment to the price if the then current spot price (future spot price) varies by more than 10 percent from the spot price in effect on the date the agreement was executed. For the price adjustment clause to come into effect, this variance from the spot price at inception must occur, on average, over a thirty day (or four week) period prior to an adjustment. Once an adjustment has been triggered, the new fixed price is the average spot price over the thirty period. All future shipments after adjustment will be made at the new price (or until another adjustment is required). For calculation purposes, the original discount to spot inherent in the fixed price at the inception of the agreement is maintained in the subsequent adjustments to the contract price.

•	The coal purchase agreements require physical delivery at a coal mine site in Corbin, KY. Corbin is centrally located in Kentucky, approximately 200 miles from the Central Appalachian coal hub and the Big Sandy/Ohio Rivers.

•	Some of the contracts have been executed in what could be referred to as a “back to back” transaction, where delivery for the purchase and delivery for the sale occur at the same place and time. Although some of the purchase and sale transactions will occur simultaneously, the Company does not believe these transactions result in a “flash title” situation because each transaction (the purchase and the sell) is with a separate party, and the company acts as principal to each transaction. (For example, the Company qualifies as principal under an analysis performed pursuant to EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”). Further, not all transactions represent back-to-back transactions and were not designed to be such.

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Accounting Discussion

The coal purchase agreements with the suppliers are for product with very specific negotiated terms and conditions, as contrasted with Over-The-Counter (OTC) and traded futures contracts (NYMEX) for coal, which have “standard” terms and conditions. Further, the coal that is purchased under the Company’s supply agreements is rarely “uniform” in terms of product specifications. Product acquired has both chemical and physical characteristics different from other coals, including the coals that are the underlying in both the OTC and NYMEX markets.

As discussed above, because of the nature of the purchase and sale agreements, and the product being sold, an analysis must be performed to determine if the contracts meet the definition of a derivative pursuant to ASC Topic 815. If the contracts meet the definition of a derivative, further analysis must be performed to determine whether the contracts qualify for an exception to derivative accounting (specifically the Normal Purchase Normal Sale Exception) or alternatively, if the contracts require fair value accounting with changes in fair value recorded in earnings. Therefore, the first step in the analysis is to determine whether the coal contracts meet the definition of a derivative. ASC Topic 815-10-15-83 defines a derivative as follows:

“A derivative instrument is a financial instrument or other contract with all of the following characteristics:

Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1. One or more underlyings

2. One or more notional amounts or payment provisions or both.”

Accounting Analysis

As discussed above and in Exhibit I, each coal purchase and sale agreement has a set quantity that escalates by an agreed upon amount over the 5 years. Therefore, each contract contains a clearly defined notional amount.

Coal is generally considered a commodity, with an actively traded contract in both the OTC and NYMEX markets for specific locations in the US. Therefore, the contracts clearly contain an underlying: the price of coal.

“b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.”

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Accounting Analysis

Based on an analysis of the contracts summarized in Exhibit I, there was no upfront or advance payment made in connection with the execution of the coal supply agreements. We did note a $2,000,000 advance payment in the form of a notes receivable due the Company in one instance. However, this advanced payment in the form of a notes receivable is significantly smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors (i.e. a prepaid contract for the purchase of coal in the amount of the notional of the Company’s coal supply agreements). Therefore, the no initial net investment criterion is met.

“c. Net settlement. The contract can be settled net by any of the following means:

1. Its terms implicitly or explicitly require or permit net settlement.

2. It can readily be settled net by a means outside the contract.

3. It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

Paragraph 815-10-15-99 of ASC 815 provides further description of the net settlement criterion described in paragraph 815-10-15-83 (c) by indicating that at least one of the following three (3) criteria (each a separate sub-paragraph in paragraph 815-10-15-99) must be present:

a)	“Neither party is required to deliver an asset….”
b)	There is a market mechanism that facilitates net settlement, or
c)	The underlying asset is “readily convertible to cash”

Following is an analysis of the net settlement criteria for coal supply agreements. In its analysis, the Company also considered the following FASB Derivatives Implementation Group (DIG) Implementation Issues:

1)	Issue A7: Effect of Contractual Provisions on the Existence of a Market Mechanism That Facilitates Net Settlement
2)	Issue A10: Assets That Are Readily Convertible to Cash
3)	Issue A18: Application of Market Mechanism and Readily Convertible to Cash Subsequent to the Inception or Acquisition of the Contract
4)	Issue A21: Existence of an Established Market Mechanism That Facilitates Net Settlement under Paragraph 815-10-15-99(b)

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PARAGRAPH 815-10-15-99(a):

This paragraph suggests that net settlement can be effected by the fact that “neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value….” These contracts all require physical delivery of coal of a certain quantity and quality and as such these contracts are not considered to contain a net settlement provision under this sub paragraph.

PARAGRAPH 815-10-15-99(b):

This paragraph suggests that net settlement can be effected by the fact that “one of the parties is required to deliver an asset of the type described in paragraph 815-10-15-99 (a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.”

ASC Topic 815 (DIG Issue A21) further indicates that an “established market mechanism” must have four (4) primary characteristics. And the market mechanism referred to relates to the contract, not to the asset (coal with specific properties).

The first characteristic of such a market mechanism is that “it is a means to settle a contract that enables one party to readily liquidate its net position under the contract”. There are two indicators that this exists: (1) “access to potential counterparties is available regardless of the seller’s size or market position”; and, (2) “risks assumed by a market maker as a result of acquiring a contract can be transferred by a means other than by repackaging the original contract into a different form”. There are rarely instances of other counterparties being available to replace the Company’s responsibilities under the contract, even if the original counterparty would allow the Company to present one and therefore, the first indicator is not in place. Since all contracts would have to be opened up for re-negotiation if any change is anticipated or requested by either party, the second indicator is also not in place.

This is not to say that the product could not be shipped to an alternative customer. But what, in fact, happens is a negotiation has to take place to arrange this to occur – the negotiation is to either re-open the contract with our customer in terms of specifications of delivered product or changing the delivery schedule, and/or negotiation to re-open the contract with the third party coal supplier. In either case, active involvement of Company personnel is required to accomplish this, and an impact on pricing/margin is normally experienced.

The assignments noted in the Background section provide evidence of the above discussion. Through a separate legal agreement, the counterparty requested assignment of the agreements to alternative purchasers. This assignment resulted from negotiations between the counterparty and the Company and was effected through a separate legal assignment agreement. Further, the assignments discussed above represent requests by the counterparty to assign the contract, and not the Company, which is the primary obligor in the agreement. For the Company to modify the contract, it would take reopening the agreement.

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The second characteristic of such a market mechanism is that “it results in one party to the contract becoming fully relieved of its rights and obligations under the contract”. Although the contracts are technically assignable or transferable, approval of the counterparty is required. However, there is not a way to sell the contract. Any change would have to be re-negotiated with the original counterparty. Management does not believe that there is any way that the Company could be relieved of any of its rights and obligations under the contract, unless there is a full re-negotiation with the original counterparty, rather than with some new participant.

The third characteristic of such a market mechanism is that “liquidation of the net position does not require significant transaction costs”. Again, the Company does not believe these contracts have this characteristic since (1) there is no market for the contract (as the contracts are not standard OTC or NYMEX agreements); and, (2) there is certainly no market for the asset itself (the coal), except by (a) somehow identifying another counterparty interested in the coal called for in the contract, and (b) in the exact same time frame as required in the contract delivery schedule. Management does not believe that an arrangement could be made in a timely manner without an impact on pricing/margins.

The fourth characteristic of such a market mechanism is that “liquidation of the net position under the contract occurs without significant negotiation and due diligence and occurs within a time frame that is customary for settlement of the type of contract.” DIG A21 provides four (4) indicators that indicate this characteristic is present: (1) “binding prices for the instrument are readily obtainable” – there is no market, nor a market price available, although one could presume with sufficient effort some type of “price range” could be ascertained; (2) “transfers of the instrument involve standardized documentation (rather than contracts with entity-specific modifications) and standardized settlement procedures” –all contract language in the coal supply agreements is very specific to that exact transaction; (3) “individual contract sales do not require significant negotiation and unique structuring” – again, the contracts are unique to the transaction contemplated, the contract cannot be sold to another counterparty, and any change must be negotiated with the original counterparty; and, (4) “the closing period is not extensive because of the need to permit legal consultation and document review” – all contracts, which cannot be sold, are subject to review by the Company’s and counterparty’s legal advisors before assignment could occur.

As a result of these factors, the Company has determined that a “market mechanism” does not exist to accommodate net settlement for its coal purchase and sale contracts.

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PARAGRAPH 815-10-15-99(c):

This paragraph suggests that net settlement could occur because “one of the parties is required to deliver an asset of the type described in paragraph 815-10-15-99(a), but that asset is readily convertible to cash”. To be “readily convertible to cash”, (1) the assets must be “interchangeable, fungible units”; (2) with “quoted market prices available in an active market” for those assets; and (3) such that “the quantity to be delivered can be rapidly absorbed into an active market without significantly affecting the quoted price.” Additional guidance is provided on this matter in ASC Topic 815-10-15-125.

An analysis of the coal purchased under the contracts referenced in Appendix I follows:

Interchangeable, fungible units: Coal by its nature is generally interchangeable with value adjustments and fungible and therefore would generally meet this criterion.

Quoted market prices available in an active market: As discussed above, the source of the coal is Central Kentucky. Currently there is not active market for Central Kentucky coal. However, there is an actively traded NYMEX and OTC market for Central Appalachian coal, with delivery at the Big Sandy River/Ohio River in West Virginia and Ohio. And given the relative close proximity of Central Kentucky to this Central Appalachia market, consideration is necessary as to whether the coal under the Company’s contract is readily convertible to cash in these markets.

For this analysis, guidance is found in ASC Topic 815-10-15-125, which states:

15-125 If an entity determines that the estimated costs that would be incurred to immediately convert the asset to cash are not significant, then receipt of that asset puts the entity in a position not substantially different from net settlement. Therefore, an entity shall evaluate, in part, the significance of the estimated costs of converting the asset to cash in determining whether those assets are readily convertible to cash.

15-126 For purposes of assessing significance of such costs, an entity shall consider those estimated conversion costs to be significant only if they are 10 percent or more of the gross sales proceeds (based on the spot price at the inception of the contract) that would be received from the sale of those assets in the closest or most economical active market. (emphasis added)

15-127 The assessment of the significance of those conversion costs shall be performed only at inception of the contract.

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Given the above guidance, the Company determined the spot price for Big Sandy River coal at the times the various contracts were executed during 2012, noting this spot price has hovered between $54 per ton and $59 per ton during the first half of 2012 (the two contracts signed in November 2012 and February 2013 are sales contracts and there have different considerations as those sales contracts involve sales in Europe and Asia, therefore the costs of transportation are considered to far exceed the 10 percent threshold) . To convert the coal that is the subject of the Company’s purchase and sale agreements into cash, and put the Company in a position in which it is indifferent to settlement through conversion to cash, the total costs of conversion cannot exceed $5.40 and $5.90 per ton of coal (or 10 percent as referenced above). The largest costs associated with this conversion by sale of those assets in the closest or most economical active market would be (1) transportation costs from Corbin, KY to Big Sandy River (the closest liquid market that would allow conversion of the contract’s subject, coal, to cash) and (2) the quality adjustments that would be necessary to adjust the value of the coal exchanged under the coal supply contracts to the standardized coal bought and sold in Big Sandy/CSX trading depots (the coal under the Company’s coal supply agreements is lower than the standardized measure of 12,500 Btu’s assumed in the spot price referenced above). Based on the Company’s understanding of the transportation market in the area, the Company asserts it is not possible to economically convert the coal from the mine to Big Sandy because the costs of loading and unloading, transporting and then the subsequent sale of the coal exceed $5.40 and $5.90, on a per ton basis, for both rail and truck deliveries (no direct waterway exists). This assertion of cost is also supported by on the non-standard quantities inherent in most of the coal supply agreements (referenced above) relative to standard quantities for train movements, which are usually based on 11,000 short tons per train, or approximately 20 short tons per truck, as nonstandard loads are usually more expensive to transport. To support the Company’s assertion, the Company obtained the average cost for transporting one ton of coal from the US Energy Information Administration. Based on the EIA statistics for 2010 (the latest year available), the average cost to move coal by rail in the East South Central region (where Kentucky is located) ranges from approximately $15.03 to $21.68 per ton (reference: http://www.eia.gov/coal/transportationrates/trend-coal.cfm) Costs to move by truck are relatively less expensive, with an average cost in 2010 of $6.20 per short ton, however it is noted that trucking is not a viable option to move the contractual amounts because of the large amount of minimum monthly purchases. Specifically, at an average load of 20 tons per truck, it would take between 2,750 and 5,800 truck trips to move one month’s purchases of coal, for one contract. Further, based on the exhibits to the coal supply agreements, the adjustment for quality is assumed to be approximately $.68 to $1.00 per ton due to the lower Btu content supplied by the Company’s mining partner. Taken together, the costs of conversion to cash by rail would be approximately $15.71 to $22.68, or approximately 27.8 percent to 40.14 percent of the average spot price when the agreements were signed. For truck, the costs of conversion to cash are approximately $6.88 to $7.20, or approximately 12.18 percent to 12.74 percent of the average spot price when the agreements were signed. However, as discussed above, due to the large amount of purchases on a monthly basis, trucking is not a viable option.

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So although it is a relatively short distance to a liquid trading market (Big Sandy), the costs of conversion far exceed 10 percent of gross sales proceeds based on the spot price at the inception date of the contract. The Company further notes the high cost to convert the coal purchased is supported by the large basis differential between the sales price at the mine obtained by the Company of approximately $27.75 to $32.50 versus the liquid spot price at Big Sandy at the same time of approximately $54.

Quantity to be delivered can be rapidly absorbed into an active market without significantly affecting the quoted price: The quantities under the contract are significantly below the average traded volumes for both NYMEX and OTC, therefore, this criterion is met.

As a result of the above discussion, the Company asserts the subject of the contract, KY coal purchased at Corbin, KY is not readily convertible to cash and therefore does not meet the net settlement criterion discussed beginning at ASC Topic 815-10-15-119.

Accounting Conclusion:

The coal supply agreements (including the separate purchase and sell agreements), do not contain a net settlement feature, as defined in ASC Topic 815, and therefore do not meet the definition of a derivative.

The Company does note that the analysis of whether a contract qualifies as a derivative, in particular the existence of the net settlement criterion is an ongoing analysis that can change throughout the life of the contract. Considering that, the Company believes the contracts discussed above, and for the reasons discussed above, would qualify for the Normal Purchase and Normal Sales exception in ASC Topic 815-10-15-22. Specifically, the terms and quantity are for normal amounts (given the new nature of the business this is difficult determination, however the Company has limited its purchases to amounts that can be supplied by one business partner, a mine in KY), physical delivery is probable and the only underlying in the agreements is the price of coal. With this memo, and other strategic corporate documentation supporting the reasons for the Company’s entry into the US coal market, the Company asserts the coal supply agreements are normal purchase and normal sales contracts.

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Lastly, if during the term of the agreements a derivative was identified, any fair value generated by the agreements would be limited to a relatively insignificant amount due to the price adjustment feature discussed above. This conclusion is consistent with the guidance in DIG Issue No. A11 Question 2.

Ongoing Accounting:

The coal supply agreements represent simple executory contracts that should be accounted for as purchases and sales occur under the contracts pursuant to the Company’s normal revenue and inventory/COGS recognition requirements. Consideration should be given as to whether this long term contracts could result in loss contracts at a future date, which means an accrued loss should be recognized to the extent a long-term future loss exists. Further, the contracts represent long-term commitments that should be disclosed in the Company’s 20-F and in the footnotes to the Company’s financial statements. For illustration purposes, this disclosure should generally include the information included in the contract summary above.

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The following discussion represents NewLead Holdings Ltd.’s (the Company) accounting analysis of the transaction described in the Subject line. EisnerAmper LLP provided guidance to management of the Company on relevant US GAAP standard references and how companies may apply them in similar situations. The application of the standards to the Company’s facts and circumstances, as well as the appropriate final conclusion, rests with the Company’s management.

to:	antonis Bertsos

from:	Robert G. Hilbert

subject:	accounting for ACQUISITION OF FIVE MILE AND ELK VALLEY PROPERTY

date:	March 21, 2013

cc:	vivian m. pun

Issue:

What are the appropriate accounting considerations as of December 31, 2012 for NewLead Holdings Ltd.’s (the Company) recent acquisition agreement relating to Five Mile and Elk Valley Property (the “Property”)

Background:

On December 18, 2012, the Company entered into an agreement (the “Williams-CCE-Newlead Holdings APA”) with Cypress Camon Energy, LLC (“Cypress”), Cypress Camon Investment Management, LLC (“CCIM”) and Dallas Groth (“Groth”) and the minority owners of Cypress (CCIM, Groth and the minority owners together as “Owners’) to purchase:

•	the ownership and mineral rights in the Five Mile property for USD $11,000,000 in promissory notes payable in its entirety payable on January 29, 2013. See Appendix I for the accounting for the issuance of promissory notes.

•	the Elk Valley Property for USD $55,000,000 ($30,000,000 payable on or before February 15, 2013 and $25,000,000 payable on or before February 15, 2014) and purchase Cypress to manage excavation from the Property for USD $3,000,000 in the Company’s common shares and USD $6,400,000 in warrant shares at an exercise price equal to the market value of the share.

On February 12, 2013, the Company and the Owners agreed to extend the closing on the Five Mile property until no later than March 6, 2013, in exchange for USD $175,000 worth of restricted shares in the Company to be awarded at closing, and extend the closing on the Elk Valley property until no later than March 5, 2013, in exchange for $200,000 worth of unrestricted shares in the Company to be awarded at closing.

Accounting Considerations:

Question 1: What is the appropriate US GAAP accounting reference for the acquisition of the Property?

Discussion: The appropriate accounting guidance for acquisition of the Property is ASC 805-10 Business Combinations – Overall. Paragraph 05-1 of ASC 805-10 states:

The Business Combinations Topic provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method.

Subtopic 10 of ASC 805-50 provides the following definition of a Business:

A Business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. In the context of a business combination, the transferred set of activities must contain inputs and processes applied to the inputs which are or will be used to create outputs in order for the set to constitute a business.

Given the nature of the properties purchased, and the activities underway at the properties, the properties appear to have inputs, processes and outputs; therefore the properties would qualify as a business. Considering the above guidance, the Company should account for the acquisition of the properties as a business using the acquisition method discussed in ASC 805-50.

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Question 2: When should the Company record the acquisition of the properties?

Discussion: Paragraph 805-10-25-1 of ASC Topic 805 requires that a business combination be accounted for by applying what is referred to as the acquisition method. The acquisition method requires all of the following steps:

a.	Identifying the acquirer
b.	Determining the acquisition date
c.	Recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire
d.	Recognizing and measuring goodwill or a gain from a bargain purchase

The acquisition date is ordinarily the date on which the acquirer obtains control of the acquiree. In other words, the acquisition date occurs when assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued (i.e., the closing date).

In certain circumstances, an acquirer may obtain control on a date earlier or later than the closing date. Such a date is considered the acquisition date for accounting purposes only if a written agreement conveys control over the activities of the acquired entity to the acquiring entity as of that date.

Based on analysis of the agreements executed with the Owners to date (see analysis of the various contracts at Contract Exhibit), the Company has determined there has been no exchange of assets, liabilities and ownership interests and the control of the properties remains with the Owners until closing. At the date of this memo, closing has not occurred; therefore the Owners still control the properties. See discussion of the issuance of promissory notes by the Company on December 31, 2012 at Appendix 1.

Question 3: What are the disclosure requirements for the acquisition of the Property in the Company’s December 31, 2012 filing?

Discussion: Paragraph 805-10-50-2 of ASC Topic 805 states the acquirer shall disclose the following information:

Business Combinations Occurring During a Current Reporting Period or After the Reporting Date but Before the Financial Statements Are Issued

50-1 The acquirer shall disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either:

a.	During the current reporting period
b.	After the reporting date but before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25).

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50-2 To meet the objective in the preceding paragraph, the acquirer shall disclose the following information for each business combination that occurs during the reporting period:

a.	The name and a description of the acquiree
b.	The acquisition date
c.	The percentage of voting equity interests acquired
d.	The primary reasons for the business combination and a description of how the acquirer obtained control of the acquire
e.	For transactions that are recognized separately from the acquisition of assets and assumptions of liabilities in the business combination (see paragraph 805-10-25-20), all of the following:
1.	A description of each transaction
2.	How the acquirer accounted for each transaction
3.	The amounts recognized for each transaction and the line item in the financial statements in which each amount is recognized
4.	If the transaction is the effective settlement of a preexisting relationship, the method used to determine the settlement amount.

f.	The disclosure of separately recognized transactions required in (e) shall include the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized. The amount of any issuance costs not recognized as an expense and how they were recognized also shall be disclosed.

g.	In a business combination achieved in stages, all of the following:

1.	The acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the acquisition date
2.	The amount of any gain or loss recognized as a result of remeasuring to fair value the equity interest in the acquiree held by the acquirer immediately before the business combination (see paragraph 805-10-25-10) and the line item in the income statement in which that gain or loss is recognized
3.	The valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the business combination
4.	Information that enables users of the acquirer’s financial statements to assess the inputs used to develop the fair value measurement of the equity interest in the acquiree held by the acquirer immediately before the business combination.

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h.	If the acquirer is a public business entity, all of the following: [1]

1.	The amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.
2.	If comparative financial statements are not presented, the revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period (supplemental pro forma information).
3.	If comparative financial statements are presented, the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information).For example, for a calendar year-end entity, disclosures would be provided for a business combination that occurs in 20X2, as if it occurred on January 1, 20X1. Such disclosures would not be revised if 20X2 is presented for comparative purposes with the 20X3 financial statements (even if 20X2 is the earliest period presented).
4.	The nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination(s) included in the reported pro forma revenue and earnings (supplemental pro forma information).

If disclosure of any of the information required by (h) is impracticable, the acquirer shall disclose that fact and explain why the disclosure is impracticable. In this context, the term impracticable has the same meaning as in paragraph 250-10-45-9.

Considering the above guidance, the Company should have a disclosure paragraph in its 2012 filing.

1 The revenue and earnings of the acquiree and the proforma disclosures required by this section are only required once the acquisition has been recorded in the financial statements of the Company. They are not required in financial statements that do not include the acquisition. For example, they are not required in the Company’s December 31, 2012 financial statements. However, once the acquisition is closed, proforma information for 2012 may be required in the December 31, 2013 Form 20-F, if the acquisition is deemed material pursuant to ASC Topic 805, which is a different materiality test from the SEC S-X Rule 3.05 test.

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Appendix I

Background:

As part of the Williams-CCE-Newlead Holdings APA, the Company agreed to help facilitate the December 31, 2012 closing of the Asset Purchase Agreement of the Five Mile Property between Williams Industries, LLC (“Williams”) and Kentucky Fuel Corporation (“Kentucky”) in which Kentucky transferred its ownership and mineral rights in the Five Mile Property to Williams (both Williams and Kentucky are unrelated parties to the Company_). In connection with sale between William and Kentucky, on December 28, 2012, the Company issued promissory notes to RJLT Investments LLC, Williams Industries LLC and Kentucky Fuel Corporation in the amount of $1,500,000, $2,000,000 and $7,500,000, respectively, payable in their entirety on January 29, 2013. The Company issued the promissory notes to facilitate the sale to Williams as the Company has agreed to acquire Five Mile from Williams on a closing date subsequent to December 31, 2012. In connection with the issuance of the promissory notes, the Company received a security interest in Five Mile to secure the repayment of the notes, but the Company did not receive an ownership interest in, or control over, the Five Mile Property

Accounting Consideration:

At the date of this memo, closing of the Williams-CCE-Newlead Holdings APA has not occurred. Since the promissory notes outstanding as of December 31, 2012 was issued as part of the consideration to the Williams-CCE-Newlead Holdings APA, this result to the following entries in 2012:

Dr:	Deposit on coal property acquisition	$11,000,000
Cr:	Promissory notes payable	$11,000,000

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The following discussion represents NewLead Holdings Ltd.’s (the Company) accounting analysis of the transaction described in the Subject line. EisnerAmper LLP provided guidance to management of the Company on relevant US GAAP standard references and how companies may apply them in similar situations. The application of the standards to the Company’s facts and circumstances, as well as the appropriate final conclusion, rests with the Company’s management.

to:	antonis Bertsos

from:	Robert G. Hilbert

subject:	accounting for 4.5% SENIOR CONVERTIBLE nOTE DUE 2022

date:	May 7, 2013

cc:	vivian m. pun

Issue:

What are the appropriate accounting considerations for the 4.5% Senior Convertible Note Due 2022?

Background:

On November 28, 2012 NewLead agreed with a number of companies under the Lemissoler Group umbrella (“Lemissoler”) among all, to accept termination of the Sale and Leaseback Agreement dated November 23, 2010 as also settlement of all amounts outstanding, NewLead has provided Lemissoler with:

1.	NewLead agreement for the scraping of MV Australia and the use of its proceeds for partial settlement of the 4 vessels settlement of trade payables, with the rest partially settling the lease liability.

Scraping of MV Australia
Net proceeds	12,902,483.00
Trade payable	5,500,000.00
Residual of net proceeds from scraping of MV Australia	7,350,343.31

2.	An agreement for the redelivery of the rest 3 vessels (MV Brazil, MV China, MV Rodosi), including their bunkers and lubricants on board.

Sale and redelivery of Vessels Fair value
FV of MV Brazil	9,000,000.00
FV of MV Rodosi	6,000,000.00
FV of MV China	9,100,000.00
FV of Bunkers	1,689,235.00
BV o Lubricants (and other)	166,880.00
25,956,115.00

3.	109,351,314 shares of common stock (an equity share of circa 25% in NewLead).

4.	An assignment of the prospective claim proceeds of MV Brazil from its continuing litigation with TMT Bulk

MV Brazil Claim Assignment
Total claim	16,500,000.00
Expected with discount:
Settlement within 18 months	6,672,399.00
Settlement within 12 months	6,779,661.00

5.	NewLead to issue Lemissoler 487,805 shares of common stocks in lieu of the various expenses ($400,000) Lemissoler has been subject to, due to the restructuring of the initial facility

6.	A newly issued $50 million 4.5% Senior Convertible Note due December 31, 2022.

o	Regular interest shall be payable in arrears on each interest payment date, commencing on March 1, 2013, on the principal amount outstanding on such date

o	Right to convert - at the holder’s option, at any time prior to the close of business on Maturity Date

o	“Conversion Price” on any date means an amount equal to 80% of the arithmetic average of the daily VWAPs of the Common Stock for all of the Trading Days during the period of 30 consecutive Trading Days ending on and including the Trading Day immediately preceding such date

o	Repurchase Right Upon Repurchase Event (Sections 5.1 and 5.2) –

▪	If a Repurchase Event occurs, the Holder shall have the right, at the holder’s option, to require the company to repurchase this entire Note, or any portion hereof on the repurchase date that is five business days after the date of the Holder Notice delivered with respect to such repurchase event.

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▪	The Holder shall have the right to require the Company to repurchase all or any such portion of this Note if a Repurchase Event occurs at any time while any portion of the principal amount of this Note is outstanding at a price equal to the Repurchase Price.
▪	“Repurchase Event” means the occurrence of any one or more of the following events: (a) The Common Stock ceases to be traded on the Nasdaq, and is not listed for trading on, the Nasdaq Capital Market, the NYSE, any other U.S. national securities exchange or the OTCBB; or (b) Any Fundamental Change

▪	“Repurchase Price” means an amount in cash equal to the sum of (i) 100% of the outstanding principal amount of the Note that the Holder has elected to be repurchased plus (ii) accrued and unpaid interest on such principal amount to the date of such repurchase plus (iii) accrued and unpaid Default Interest, if any, thereon at the rate (“Default Rate” means 6.5% per annum)provided in the Note to the date of such repurchase

o	Optional Redemption right (Section 2.2) –

▪	The Company shall have the right to redeem at any one time all or part of the outstanding principal amount of the Note at Optional redemption price on any optional redemption date, so long as the following conditions are met:

1)	on the date the Company gives the Optional Redemption Notice and at all times thereafter to and including the Optional Redemption Date, the Registration Statement shall be effective and available for use by the Holder for the resale of the shares of Common Stock issued and issuable upon conversion of this Note, as the case may be, and is reasonably expected to remain effective and available for such use for at least 30 Trading Days after the Optional Redemption Date; and

2)	on the date the Company gives the Optional Redemption Notice, the Company has funds available to pay the Optional Redemption Price of the Note

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▪	The Company shall not be entitled to give an Optional Redemption Notice or to redeem any portion of this Note with respect to which the Holder has given a Conversion Notice on or prior to the date the Company gives such Optional Redemption Notice. Notwithstanding the giving of the Optional Redemption Notice, the Holder shall be entitled to convert all or any portion of this Note, in accordance with the terms of this Note, by giving a Conversion Notice at any time on or prior to the later of (I) the date which is one Trading Day prior to the Optional Redemption Date and (2) if the Company fails to pay and deliver to the Holder, or deposit in accordance with Section 7.1 0, the Optional Redemption Price payable on the Optional Redemption Date on or before the Optional Redemption Date, the date on which the Company pays and delivers to the Holder, or deposits in accordance with Section 7 .I 0, such Optional Redemption Price. If after giving effect to any such conversion of this Note that occurs after the date the Company gives the Optional Redemption Notice to the Holder, the principal amount of this Note remaining outstanding is less than the amount thereof to be redeemed as stated in the Optional Redemption Notice, then the Optional Redemption Price set forth in the Optional Redemption Notice shall be adjusted to reflect the reduced outstanding principal amount of this Note and related accrued interest (and Default Interest, if any, thereon at the Default Rate) on the Optional Redemption Date resulting from any such conversions of this Note after the Company gives the Optional Redemption Notice to the Holder.

▪	“Optional Redemption Price” means an amount in cash equal to the sum of (i) 100% of the outstanding principal amount of this Note plus (ii) accrued and unpaid interest on such principal amount to the Optional Redemption Date plus (iii) accrued and unpaid Default interest, if any, on the amount referred to in the immediately preceding clause (ii) at the rate (“Default Rate” means 6.5% per annum) provided in the Note to the Optional Redemption Date.

Accounting Considerations:

As discussed above, the 4.5 Senior Convertible Note was issued in connection with the extinguishment of the Company’s capital lease with Lemissoler Group. The terms of the Senior Convertible Debt are discussed above. In summary, the debt will be settled with either (1) a cash payment between now and the maturity date of $50,000,000, or (2) the issuance of a variable number of shares that will, in all instances, equal a value at issuance of $62,500,000. The value of the variable number shares to be issued at any point can be calculated based on the face amount of the note and 20 percent discount to the VWAP on the traded share price. Specifically, since the face amount of the debt is convertible into a variable number of shares, the fair value of the shares issued will always be the face amount divided by the defined share value of 80% or $50,000,000 divided by 80% which equals $62,500,000.

The accounting for the note is quite complex because the Note has characteristics of both a convertible note and share settled debt. Specifically:

•	Convertible Note: The Senior Convertible Notes issued by the company are hybrid financial instruments that contain both a cash call for the benefit of the Company that allows the Company to cash settle the debt, at face amount, at various dates up until, and including, the maturity date of the convertible note. The convertible note also includes a conversion option that allows the holder to convert the note into a variable number of shares throughout the term of the note.

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The inclusion of the variable number of shares provision makes the convertible note a non-traditional convertible debt as US GAAP rules for convertible debt is generally based upon the conversion option equaling a fixed number of shares which can generate a significant value difference between the face amount of the debt and the value of the underlying shares upon conversion.

•	Share Settled Debt: The financial instrument can also be viewed as a debt with a fixed monetary amount that can be settled with a variable number of shares.

Although convertible debt is specifically excluded from the provisions of the Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (ASC 480) because it represents a hybrid financial instrument and is therefore not a freestanding financial instrument (Statement 150 only applies to freestanding financial instruments), one type of hybrid is included, and that is share settled debt because it in effect represents a prepaid forward or put of the debt for shares. To explain it differently, share settled debt is in effect a prepayment of the shares that underlie the debt and therefore the value of the shares (via the number of shares to be issued) is limited to the value of the debt. Share settled debt differs from most convertible debt in the fact that it has a fixed monetary amount that results in no additional value ascribed to the underlying shares because the number of shares is variable and therefore does not generate any additional value for the holder over the fixed monetary value of the debt.

The Company’s convertible note would be considered a non-traditional share settled debt for two primary reasons:

1.	The right to convert to shares of the Company (the embedded put option) is held by the holder of the note and not the issuer (the Company). The Company does not have the ability to settle the debt in shares outside of a request by the holder. This is different than the instrument considered by Statement 150. This difference can be illustrated by reference to paragraph ASC 480-10-55-22, which specifically states that the instrument contemplated by paragraph 12(a) of Statement 150 is for when the issuance is shares is at the issuer’s discretion. The Company believes the inclusion of “or permit at the issuer’s discretion” in ASC 480-10-55-22 defines what the FASB meant by the word “may” settle in ASC 480-10-25-14. Put another way, ASC 480-10-25-14 was written from the standpoint that the issuer has the discretion to either settle in shares or cash.

2.	The inclusion of the significant premium for the share settlement ($62.5 million for share settlement versus $50 million for cash settlement).

The interaction of the above two provisions result in a non-traditional share settled debt. Specifically, the Company can call the debt and pay $50 million in cash plus accrued interest or the holder can convert the debt and receive $62.5 million in equity. In most traditional share settled debts, the holder is indifferent between settlement with cash or shares (after consideration of time value of money). In the case of the Company’s convertible notes, the settlement alternatives (shares versus cash), and therefore the value of the embedded call option for cash redemption held by the Company and the embedded put option for share conversion held by the holder, result in two significantly different values.

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The accounting for the two instruments, Convertible Notes and Share Settled Debt, is, in most instances, very different:

•	For conventional Convertible Notes with a fixed number of shares to be issued upon conversion, the accounting is usually straight forward with the notes recorded as debt upon issuance and no subsequent accounting until conversion occurs. The inclusion of the provision that a variable number of shares will be issued upon conversion results in the debt not being considered a conventional convertible note, and therefore the note must be analyzed pursuant to Statement 133 (ASC 815) and related literature, to determine whether the embedded conversion option should be bifurcated and accounted for as a separate financial instrument. Although determining whether bifurcation is necessary involves consideration of a number of different accounting pronouncements, all of these pronouncements generally center around whether the conversion option would meet the exclusion in paragraph 11(a) of Statement 133. Based on the Company’s evaluation of the embedded conversion option, the option would NOT meet the exclusion in paragraph 11(a) because there is no cap on the number of shares that could be issued to settle the debt (reference Section 6.4 of the Senior Convertible Note agreement). The lack of a cap on the number of shares results in liability treatment of the option pursuant to paragraph 20 of EITF 00-19 which therefore precludes the exclusion in paragraph 11(a) of Statement 133.

Because the conversion option does not meet the exclusion in Statement 133, it would require bifurcation and accounting at fair value, both at inception and on an ongoing basis, with changes in fair value included in earnings. Because of the variable nature of the number of shares, and the fixed face value of the convertible debt, the embedded option is generally not considered to have any significant fair value outside of the option’s time value. For the cash conversion portion of the debt (i.e. the host, or the amount left after the fair value of the embedded conversion option has been bifurcated from the hybrid) , it would be carried at the amount allocated to it after the bifurcation and no subsequent changes in fair value recorded to earnings.

•	For Share Settled Debt, the Company’s entire convertible debt would be initially and subsequently accounted for at fair value with changes in the fair value recorded to earnings on a periodic basis.

Accounting Conclusion

Although the somewhat conflicting accounting literature surrounding the accounting treatment for the Company’s convertible notes result in two very different approaches, the net initial result is similar. Under a Convertible Note approach that requires bifurcation of the embedded conversion option under Statement 133, the sum of the host (cash settled portion of the debt) and the embedded derivative, would initially equal the fair value of the entire instrument under Statement 150.

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This is true because the original basis of the hybrid instrument (convertible debt) before bifurcation of the embedded conversion option would be the fair value of the hybrid instrument on the date of issuance, which is the same as the fair value of the share settle debt. Fair value at issuance of the hybrid is required because, as discussed in the Background section above, the issuance of the note was done in contemplation of the extinguishment of the capital lease obligation. Because it was done it contemplation of a debt extinguishment ASC 470-50-40-13 is applicable, which states:

If it is determined that the original and new debt instruments are substantially different, the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

The initial recognition of the Convertible Notes, including the measurement of fair value for all of the components discussed above, under the two different approaches (Convertible Note versus Share Settle Debt) is illustrated in the attached Exhibits.

Although the two approaches produce very similar results at initial recognition, as illustrated in the attached Exhibits, the two will produce different results in subsequent reporting periods. The two primary differences that will produce different results are as follows:

•	The Share Settled Debt approach will be affected by changes in the market Yield to Maturity for the convertible notes. The Convertible Note approach will not be affected by these changes in the future because the host will be carried at carrying value (and accreted).

•	The Convertible Note approach discussed above results in a bifurcated derivative that must be re-measured to fair value at future reporting dates. Since the fair value of the bifurcated derivative is limited to only changes in time value, future changes in the fair value of the bifurcated derivative should be limited to the somewhat ratable deterioration of the time value.

After careful consideration of the non-typical nature of the notes, the Company has decided that the Share Settled Debt approach most properly reflects the economic nature of the Company’s 4.5% Senior Convertible Note Due 2022. Therefore, the attached entries, and the applicable accounting in subsequent periods for Share Settled Debt will be applied.

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	Account	Amount
Assets	Fixed Assets	(53,243,134.08)
Assets	Inventories	(1,689,235.00)
Assets	Other Receivables	(358,910.81)
Liabilities	Accounts Payable	5,500,000.00
Liabilities	Accrued Interest	6,981,641.66
Liabilities	Accrued Loan Fees	729,600.00
Liabilities	Purchase Option Liability	9,082,972.44
Liabilities	Other Liabilities	195,658.59
Liabilities	Lease Liability	81,214,862.45
Liabilities	$50 Million Convertible Bond	(62,500,000.00)
Equity	Share Capital	(1,098,391.19)
Equity	Capital Surplus	(42,958,079.45)
Income Statement	Restructuring Costs	50,574,286.25
Income Statement	Loss From Vessels' Sale	7,568,729.14

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